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EXHIBIT 99.1

        July, 2004

AFFINITY GROUP CODE OF PROFESSIONAL CONDUCT

        This Affinity Group Code of Professional Conduct ("Code of Professional Conduct") applies to the Chief Executive Officer ("CEO"), Chief Financial Officer ("CFO"), Corporate Controller, all vice presidents, senior vice presidents and executive vice presidents (collectively, "Officers"), and other employees of the finance, accounting, tax, treasury and payroll organization (collectively, the "Finance Group") of Affinity Group, Inc. and its reporting subsidiaries. The CEO, CFO, Corporate Controller, Officers and other employees of the Finance Group are expected to abide by this Code of Professional Conduct and, as with all of Affinity Group's employees, are expected to comply with all applicable laws, rules and regulations and abide by all policies and procedures adopted by Affinity Group from time to time that govern the conduct of its employees. This Code of Professional Conduct is intended to supplement any other policies and procedures adopted by Affinity Group from time to time that govern the conduct of its employees, including those contained in the Affinity Group, Inc. Employee Handbook.

        The CEO, CFO, Corporate Controller, Officers and all other employees of the Finance Group shall:

  (a)
  Engage in and promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  (b)
  Avoid conflicts of interest and disclose to the CFO or General Counsel of Affinity Group any material transaction or relationship that reasonably could be expected to give rise to such a conflict;

  (c)
  Take all reasonable measures to protect the confidentiality of non-public information about Affinity or its subsidiaries and their customers obtained or created in connection with your activities and prevent the unauthorized disclosure of such information unless required by applicable law or regulation or legal or regulatory process;

  (d)
  Produce full, fair, accurate, timely and understandable disclosure in reports and documents that Affinity Group or its subsidiaries files with, or submits to, the Securities and Exchange Commission and other regulators and in other public communications made by Affinity Group or its subsidiaries;

  (e)
  Comply with all applicable governmental laws, rules and regulations, as well as the rules and regulations of applicable regulatory agencies; and

  (f)
  Promptly report any possible violation of this Code of Professional Conduct to the CFO or General Counsel of Affinity Group.

        You are prohibited from directly or indirectly taking any action to fraudulently influence, coerce, manipulate or mislead Affinity Group or its subsidiaries' independent public auditors for the purpose of rendering the financial statements of Affinity Group or its subsidiaries misleading.

        You understand that you will be held accountable for your adherence to this Code of Professional Conduct. Your failure to observe the terms of this Code of Professional Conduct may result in disciplinary action, up to and including termination of employment. Violations of this Code of Professional Conduct may also constitute violations of law and may result in civil and criminal penalties for you, your supervisors and/or Affinity Group.

        If you have any questions regarding the best course of action in a particular situation, you should promptly contact the CFO or General Counsel of Affinity Group. You may choose to remain anonymous in reporting any possible violation of this Code of Professional Conduct.

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AFFINITY GROUP CODE OF PROFESSIONAL CONDUCT